 October 10, 2013

VIA EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Ocwen Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013 Form 10-Q for the Period Ended June 30, 2013 Filed August 5, 2013
File No. 001-13219

Dear Mr. Rodriguez:

This letter is submitted as the response of Ocwen Financial Corporation (the “Company” or “Ocwen”) to the comments contained in a letter from you dated September 26, 2013 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended December 31, 2012 and Form 10-Q for the period ended June 30, 2013. Any capitalized terms not defined in this letter have the meanings given to them in the respective filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For your convenience, we have included each of your original comments from the Comment Letter and followed it with our response.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 Income Taxes, page F-46

1.	You disclose in your business acquisition footnote on page F-16 that you expect the mortgage servicing rights and goodwill to be treated as intangible assets acquired in connection with the purchase of a trade or business to be amortized over 15 years for tax purposes. However, you do not appear to disclose any deferred tax liabilities related to tax-deductible goodwill in your purchase price allocations. Please tell us why have not recognized any deferred tax liabilities related to tax-deductible goodwill for any of your acquisitions.

Ocwen Financial Corporation

2002 Summit Boulevard, 6th Floor, Atlanta, GA 30319

Response

The Company confirms that tax deductible goodwill was created in connection with the Company’s purchases of the HomEq Servicing and Litton Loan Servicing Businesses. The Company amortizes such tax-deductible goodwill over 15 years for tax purposes. A temporary difference is recorded by the Company for the deferred tax liability that results as tax claims amortization related to this goodwill. ASC 740-10-50-6 requires that a public entity should disclose “the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances).” As of December 31, 2012, the amount of such goodwill related deferred tax liability was included within Note 22 Income Taxes on the Deferred Tax Liability item labeled “Other.” The Company did not separately disclose the goodwill related deferred tax liability as of December 31, 2012 in Note 22 as the total amount of such temporary difference was $493,185 and not viewed by the Company to be significant. If the temporary difference related to goodwill becomes significant in the future, the Company will revise its disclosures accordingly to separately disclose the deferred tax liability related to goodwill.

The Company has determined that no deferred tax liability existed at the date of acquisition related to the tax-deductible goodwill that arose in connection with the acquired businesses.

Form 10-Q filed for the Period Ended June 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 3 Transfers of Financial Assets, page 14

2.	Please provide us with sufficient information addressing how the related servicing advance sales to HLSS meet the requirements for sale accounting under GAAP.

Response

Beginning on March 5, 2012, the Company completed the first series of sales to HLSS of the rights to receive servicing fees, excluding ancillary income, related to mortgage servicing rights (MSRs) owned by the Company with regard to certain pooling and servicing agreements. These rights to receive the servicing fees are referred to as “Rights to MSRs.” In addition to the Rights to MSRs, the Master Servicing Rights Purchase Agreement and the initial Sale Supplement also required that HLSS purchase the outstanding servicing advances associated with the related pooling and servicing agreements. In the initial sale, HLSS executed the purchase of the servicing advances by acquiring the Company’s equity interest in HomEq Servicer Advance Facility Transferor, LLC and HomEq Servicer Advance Receivables Trust, two special purpose entities involved in the financing of and holding title to the advances that HLSS was acquiring in the initial sale. In acquiring these two entities, HLSS both purchased the servicing advances and assumed the financing liabilities associated with the advances.

In later sales of Rights to MSRs to HLSS during 2012 and 2013 to date, HLSS acquired the servicing advances directly from the Company rather than acquiring other financing entities. In cases where the servicing advances to be acquired by HLSS had been financed by the Company, the Company repaid the recourse debt of the financing SPE to which the advances had been transferred and thereby reacquired the servicing advances so that they could then be transferred to HLSS.

The Company does not have a potential retained participating interest in the advances that have been transferred to HLSS. Advances do not lose their identity as a separate unit account by becoming part of a larger loan balance. The advances are separate and distinct from the underlying mortgage loans and are, if possible, repaid from contractual payments by the borrower on the underlying loan or from the proceeds of a foreclosure.

The Company believes that its sales of advances to HLSS meet the requirements for sale accounting treatment under ASC 860-10-40 because it has met each of the required criteria as follows:

a.	Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Upon transfer of ownership in the advances to HLSS, the transferred financial assets are beyond the reach of any bankruptcy trustee or other creditor of the Company. The transferred financial assets are isolated from the Company, its shareholders and its creditors.
b.	Transferee’s rights to pledge or exchange. There are no constraints on HLSS’s ability to sell, transfer or otherwise pledge the transferred advances. HLSS may pledge the transferred advances to one of its own advance financing facilities that has the capacity to acquire them or it may finance them from its own resources. When HLSS transfers advances to an advance financing facility, it is constrained from further pledging or exchanging the advances unless it reacquires them from the facility. However, these constraints are attributable solely to the related receivables sales agreement and not in any way to Ocwen, which has no control over HLSS’ disposition of the advances.

Additionally, the Company does not consider HLSS to be an “agent” of the Company as defined in the Master Glossary of the FASB Codification.

The Company does not have the ability to influence the operating or financial decisions of HLSS. Although the companies share a common Chairman, the Company and HLSS each have separate directors and officers and independent groups of shareholders. The Company does not hold any interest in the ordinary shares of HLSS. Each of the Company and HLSS operate in the interest of and for the benefit of its own shareholders. The Company also believes that the subservicing arrangement that is in place between the companies is on terms similar to those that would be present in any subservicing arrangement that the Company would have with another entity.

c.	Effective control. No agreement exists that would allow or obligate the Company to repurchase, redeem or otherwise induce HLSS to return the transferred advances. Therefore, the Company retains no interest in the transferred advances. As a result, the Company believes that effective control over the financial assets has been transferred to HLSS.

The Company remains obligated to perform its obligations as servicer under the pooling and servicing agreements relating to the Rights to MSRs, including making additional advances pursuant to the requirements of the related pooling and servicing agreements. However, HLSS is also required to purchase any servicing advances that the Company is required to make. The Company is obligated to remit all collections on advances to HLSS. However, HLSS can recover advances from the Company only to the extent that the Company has collected borrower repayments, the proceeds from foreclosure or from the investors in the related mortgage loans. Neither HLSS, nor the Company on its behalf, is obligated to advance funds if the advances are not expected to be recoverable from the proceeds of the related mortgage loan.

The Company is also generally prohibited from taking actions that are inconsistent with HLSS’ right to acquire the related MSRs. The respective rights and obligations accruing to HLSS were structured to replicate the respective economic benefits and rights and obligations that would be in effect if such MSRs had been transferred to HLSS and the Company was servicing the underlying mortgage loans pursuant to the Subservicing Agreement and the initial subservicing supplement. Without HLSS’s prior consent, the Company is restricted from exercising any rights that it may have under the pooling and servicing agreements related to the Rights to MSRs that would be inconsistent with the ultimate ownership of the related MSRs by HLSS.

In conclusion, the Company believes that, based on the foregoing, the transactions to sell the servicer advances satisfy the control criteria set forth in ASC 860-10-40-5 for the transferred financial assets to be accounted for as a sale and to be derecognized from the Company’s financial statements.

Finally, in light of the provisions of ASC 810, Consolidation, the Company has evaluated its relationship with the financing SPEs to which HLSS has transferred the servicing advances that it has acquired from the Company, and has determined that it is not required to consolidate these SPEs.

Note 24 Commitments and Contingencies, page 42

3.	We note the Company established a reserve of $66.4 million as of June 30, 2013 under the Proposed Regulators’ Settlement. Please tell us and revise future filings, to address whether there is an exposure to loss in excess of the amount accrued and what the reasonably possible loss or additional loss may be. We reference ASC 450-20-50 paragraph 3.

Response

The Company continues to engage with the Multi-State Mortgage Committee of the Conference of State Banking Regulators, the Consumer Finance Protection Bureau and various state Attorneys General in connection with certain foreclosure related matters and is in the process of completing definitive settlement documents in connection with a proposed settlement therewith. As a result, the Company has assessed the likelihood of loss in excess of the amount accrued for the Proposed Regulators’ Settlement as remote. In future filings, if the matter has not been settled and the Company determines that there is at least a reasonable possibility that an exposure to loss exists in excess of the amount accrued, it will disclose an estimate of such additional loss or range of loss or a statement that such an estimate cannot be made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results and Financial Condition – Servicing

Three Months Ended June 30, 2013 versus June 30, 2012, page 55

4.	We note the disclosure that an increase in modifications typically results in higher revenues in any given period, because the return of a loan to performing status would generally result in the recognition of any deferred servicing fees and late fees on the loan. So that we have a better understanding of the impact of loan modifications on revenues, please address the accounting and the basis and timing therein, for recognizing the deferred fees into revenue when the HAMP or non-HAMP loan has been modified. Also, address the reasons for not recognizing any of the respective deferred loan fees into revenues when these loans have been modified.

Response

The Company recognizes servicing fees as revenue when the fees are earned, which is generally when the borrower makes a payment or when a delinquent loan is resolved through modification (HAMP or non-HAMP), payoff or through the sale of the underlying mortgaged property following foreclosure. The Company’s revenue recognition is, therefore, a function of unpaid principal balance (UPB), the number of payments received and delinquent loans that resolve.

When a loan becomes current via the Company’s non-HAMP modification process, deferred servicing fees and late fees are considered earned and are recognized as revenue. However, if any debt is forgiven as part of a non-HAMP modification, no late fees are collected or earned.

When a loan becomes current via the HAMP modification process, deferred servicing fees are earned and recognized as revenue. However, late fees are forfeited. Initial HAMP fees are also recognized as revenue at that time. In addition, under HAMP, if a modified loan remains less than 90 days delinquent, we earn HAMP success fees at the first, second and third anniversaries of the start of the trial modification.

On pages 10 and 11 of its Form 10-K for the year ended December 31, 2012 under Item I: Business - Business Segments - Servicing, the Company has disclosed its servicing revenue recognition policies for modifications, including loan modification scenarios that illustrate the typical timing of revenue recognition. The Company has also disclosed its servicing revenue recognition policies on page F-12 under Note 1 - Summary of Significant Accounting Policies – Mortgage Servicing Fees and Advances.

In future Form 10-Q filings, the Company will revise its discussion of revenue recognition to clarify the timing of deferred servicing fee revenue recognition on loan modifications consistent with its Form 10-K disclosures.

5.	Please revise in future filings, to provide a separate discussion of servicing and subservicing revenues recognized given the increase in the use of subservicing agreements entered into which has caused annualized revenues as a percentage of UPB to decrease during the interim periods of 2013 compared to the interim periods of 2012.

Response

On page 10 of its Form 10-K for the year ended December 31, 2012 under Item I: Business - Business Segments - Servicing, the Company disclosed the range of annual servicing and subservicing fees expressed in basis points of the average UPB. On page 52 of its Form 10-Q for the quarterly period ended June 30, 2013 under Segment Results and Financial Condition – Servicing, the Company provided the percentage of UPB for its Serviced and Subserviced portfolios as of each of the periods presented. Similar information is also provided on page 26 under Note 9 – Mortgage Servicing. In future filings the Company will supplement its tabular disclosure under Segment Results and Financial Condition – Servicing by providing a breakout of servicing and servicing fee revenue as well as the range of annual servicing and subservicing fees expressed in basis points of the average UPB. In addition, under that same section the Company will provide a separate discussion of servicing and subservicing revenues recognized in the reported periods.

6.	We note the significant increase in interest expense which occurred in the interim periods of 2013. Please explain to us the nature of the funding transactions with HLSS so that we better understand the disclosure that “interest expense on the portion of the sales proceeds accounted for as a financing is greater than the interest on the match funded liabilities that were assumed by HLSS or repaid, principally because Ocwen is also compensating HLSS for the cost of capital used to fund the HLSS Transactions.”

Response

As disclosed in Note 15 – Other Borrowings of the Company’s Form 10-Q for the period ended June 30, 2013, as part of the HLSS Transactions, the Company has transferred certain Rights to MSRs to HLSS. Because the Company has not yet transferred legal title to the MSRs, the sales of Rights to MSRs to HLSS are accounted for as financings with the proceeds from the sale of the Rights to MSRs recorded as a financing liability. Under the Master Servicing Rights Purchase Agreement and the initial sale supplement and associated sales supplements for subsequent transactions, the Company agrees to remit to HLSS the servicing fees generated by the related MSRs except for the ancillary fees. The servicing fees remitted to HLSS, net of the subservicing fees due to the Company, are accounted for in part as a reduction of the financing liability with the remainder accounted for as interest expense.

The Company typically funds 100% of the cost of MSRs with its own capital on which no interest expense is recognized. In the HLSS Transactions, the Company effectively achieves 100% debt financing of the MSRs and is also relieved of its obligation to fund future servicing advances and bear the cost of financing the advances. A portion of the fees remitted to HLSS compensates HLSS for relieving the Company of this obligation. In comparison, in a traditional secured financing arrangement for financings related to private label securities the Company would generally expect to obtain financing of between 70% and 90% of the value of the pledged assets. For these reasons, the interest expense paid to HLSS is higher than it would be were the Company to retain the MSRs and fund the assets on its balance sheet. The benefit to the Company is the ability to redeploy its own capital toward additional acquisitions and business development without having to raise additional capital, which would dilute existing shareholders.

In future filings the Company will expand upon its discussion of the impact of the HLSS Transactions on its recognition of interest expense.

Acknowledgement

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any questions or comments, please call me at (561) 682-7535 at your earliest convenience.

Respectfully,
/s/ John V. Britti
John V. Britti
Executive Vice President and Chief Financial Officer

cc:	William C. Erbey, Executive Chairman
Ronald M. Faris, President and Chief Executive Officer
Timothy M. Hayes, Executive Vice President and General Counsel
Michael J. Stanton, Senior Vice President and Assistant General Counsel

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